PROSPECTUS

                      GENERAL ELECTRIC CAPITAL CORPORATION
                                 $8,000,000,000
                         VARIABLE DENOMINATION FLOATING
                                RATE DEMAND NOTES

The GE Interest Plus Program ("the Program") is designed to provide you with a convenient means of investing funds directly with General Electric Capital Corporation ("GE Capital").

o The Notes will pay interest above the average rate of taxable U.S. money market funds. The Notes will be similar in yield and legal obligation to our commercial paper, which is available only in large denominations to investors that are generally excluded from the Program.

o    You may have us repay your Notes at any time.

o Investments in Notes will be represented by a Program Account established for you by the agent bank appointed by us. The Notes will not be represented by a certificate or any other instrument evidencing our indebtedness.

Some important warnings you should consider:

o We reserve the right to modify, withdraw, or cancel the offer made by this prospectus at any time.

o An Account is NOT equivalent to a deposit or other bank account and is NOT subject to the protection of the Federal Deposit Insurance Corporation or any other insurance.

o The Program is not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974.

o All investments in the Notes are obligations of GE Capital and are NOT obligations of or guaranteed by General Electric Company, the Agent Bank or any other company.

o The weekly interest rate paid on investments in the Notes may not provide a basis for comparison with other investments which use a different method of calculating a variable yield or which pay a fixed yield for a stated period of time.

            For information regarding the GE Interest Plus Program,
                          please call 1-800-433-4480.

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     Please read this prospectus carefully and retain for future reference.
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          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
      SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
         OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The Notes are offered through   The date of this Prospectus is November 25, 2002
GECC CAPITAL MARKETS GROUP,INC.

YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE SHOWN ON THE FRONT.

REFERENCES IN THIS PROSPECTUS TO "GE CAPITAL","WE","US" AND "OUR" ARE TO GENERAL ELECTRIC CAPITAL CORPORATION. REFERENCES TO "AGENT BANK" ARE TO UNION FEDERAL BANK OF INDIANAPOLIS.
                             WHERE YOU CAN GET MORE
                            INFORMATION ON GE CAPITAL

GE Capital files annual and quarterly and current reports with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed: GE Capital's Annual Report on Form 10-K for the year ended December 31, 2001; GE Capital's Quarterly Report on Form 10-Q for the quarters ended March 30, 2002, June 29, 2002 and September 28, 2002.

To obtain a copy of any or all of these filings at no cost, you may go to our website: www.ge.com/company/investor/index.htm or write to us at: GE Interest Plus, c/o GE Asset Management Services, 201 Merritt 7, Norwalk, CT 06859.

                          THE GE INTEREST PLUS PROGRAM

                                    INTEREST

The principal amount of each Note will be equal to all investments made in the Notes by you, plus accrued and reinvested interest, less any redemptions and fees. The Notes will have no stated maturity and will earn interest at floating rates, to be determined by the GE Interest Plus Committee each week, to be effective the following week. The rate of interest on the Notes will always be greater than the most recent seven- day average yield (non-compounded) for taxable money market funds in the United States as published in Money Fund Report(TM)(*)a service of iMoneyNet, Inc. (formerly IBC's Money Fund Report). Rates vary by account balance or other factors as determined by the GE Interest Plus Committee. Interest on the Notes will accrue daily. The rate of interest paid for any period on

(*) Money Fund Report is a registered trademark of iMoneyNet, Inc. and is published weekly. Money Fund Report states that the yield information obtained from the money market funds is screened by the publisher, but no guarantee of the accuracy of the information contained therein is made by iMoneyNet, Inc.

the Notes is not an indication or representation of future rates. Accrued interest will be credited and automatically reinvested in additional Notes monthly and will begin to accrue interest on the first day following the date of such reinvestment. If in any week the Money Fund Report(TM), a service of iMoneyNet, Inc. is not available or publication of such seven-day average yield is suspended, the seven-day average yield at such time shall be an approximately equivalent rate determined by the GE Interest Plus Committee.

                                      FEES

There are no Account maintenance fees or charges for check redemptions, no sales loads, and no charges for investing or for ongoing management. There are fees for checks returned for insufficient funds, wire redemptions, stop payment requests and other unusual services, which will be directly debited from your account.

                               ACCOUNT INFORMATION

You will receive regular statements showing a summary of all transactions made in your Account, interest credited to your Account, opening and closing balances, and other important information. Redemption checks on which payment has been made will not be returned to you, but the check number, date of payment and the amount of each check will be indicated on your statement.

                         AGENT BANK AND SERVICING AGENT

We have engaged Union Federal Bank of Indianapolis to process funds receipts and disbursements and related services under the Program. We refer to Union Federal Bank of Indianapolis as the "Agent Bank" in this prospectus. We have also engaged BISYS, Inc. to perform recordkeeping, investor servicing and other services under the Program. We refer to BISYS, Inc. as the "Servicing Agent." For these services, we pay the Agent Bank and the Servicing Agent an administrative fee.

                                  HOW TO INVEST

To open an Account, complete an application and enclose a check for your initial investment (or, if applicable, a GE payroll deduction card). The minimum initial investment is $500, or $250 if you enroll in the "Auto Invest" service. If your Account falls below these minimum investment levels, we reserve the right to redeem your Account balance, return the proceeds to you and close your Account.

After your Account is opened, you may purchase additional Notes at any time, without charge, by any of the following methods:

BY QUICK INVEST. If you indicated on your application that you wish to participate in the "Quick Invest" service, you may instruct the Servicing Agent by telephone at any time during regular business hours to withdraw any amount of funds (minimum $25) from your pre-designated bank account and credit the funds to your Account through ACH transfer. To set up "Quick Invest," you must have provided us with a voided blank check to verify your checking account. Your investment will be credited and interest will begin to accrue on the same day the money is transferred to your Account. Investments made by ACH cannot be redeemed until the later of (1)


                                                                               3
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three business days after the electronic transfer is first credited to your
Account or (2) when the electronic transfer clears.

BY AUTO INVEST (Automatic monthly investment from a bank account). You may withdraw a fixed amount from your checking account on a monthly basis through an electronic automated clearinghouse (ACH) transfer (minimum $25) and credit the funds to your account. To set up "Auto Invest," you must provide us with a voided blank check to verify your checking account. Your investment will be credited and interest will begin to accrue on the same day the money is transferred to your account. Investments made by ACH cannot be redeemed until the later of (1) three business days after the electronic transfer is first credited to your Account or (2) when the electronic transfer clears.

BY CHECK MAILED TO AGENT BANK. Mail your investment to: GE Interest Plus, P.O. Box 6293, Indianapolis, Indiana 46206-6293. Your investment will be credited and interest will begin to accrue on the first business day that the Agent Bank's processing unit receives your check provided that the check is received prior to 3:00 p.m. Eastern Time. Investments made by check cannot be redeemed until the later of (1) twelve business days after the check is first credited to your Account or (2) when the check clears. Third party checks, foreign checks, credit card checks, cash and traveler's checks are not acceptable.

BY WIRE TRANSFER. Wire funds to GE Interest Plus, Union Federal Bank, Indianapolis, IN, ABA No. 274070442. Include your name and account number in the wire instruction. Your money will be credited to your GE Interest Plus Account and you will begin earning interest on the same business day the wire is received. Investment made by wire transfer can be redeemed one business day after the date of credit.

BY DIRECT INVESTMENT OF YOUR PAYROLL,PENSION OR SOCIAL SECURITY CHECK. You may instruct your employer or the Social Security Administration, as appropriate, to invest your entire payroll, pension or social security check directly in your account. Your investment will begin to accrue interest on the day it is transferred to your Account. Investments made in this manner can be redeemed one business day after the date of credit.

BY PAYROLL DEDUCTION. General Electric Company, its subsidiaries, and certain other companies allow employees to have a fixed amount deducted from each paycheck (minimum $25) and invested in a GE Interest Plus Account. (GE employees who open an Account and elect payroll deduction do not need to make any initial investment). Your investment will begin to accrue interest on the business day it is transferred to your Account. Investments made by Payroll Deduction can be redeemed one business day after the date of credit.

All investments must be made in U.S. dollars drawn on a U.S. bank. You may change or terminate your investments by payroll deduction or other automatic investment at any time.

                                  How To Redeem

You may redeem any part of your Account at any time as described below. Interest on redeemed investments will accrue to, but not including, the


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date of redemption. You may close your account only by use of the written redemption option described below. Checks will be mailed to you automatically shortly after you open your Account.

REDEMPTION BY CHECK. You may make redemption checks payable to anyone in the amount of $250 or more. If the amount of the redemption check is less than $250, the check will be honored, but a fee of $10 will be debited from your Account by the Agent Bank. If the amount of the redemption check is greater than the balance of the cleared funds in your Account, the check will not be honored and your Account will be charged a returned check fee, in an amount periodically determined by the GE Interest Plus Committee (currently $20). Generally, your redemption will be made on the day the Agent Bank's processing unit receives your redemption check for payment. Even if your Account is held jointly with someone else, only one signature will be required on a redemption check unless you have otherwise specified. The check redemption feature does not create a deposit or a banking relationship with the Agent Bank, GE Capital or General Electric Company.

WRITTEN REDEMPTION. You may redeem any part of your Account (subject to a $250 minimum), or all of your Account, by written request, including the signatures of all registered owners (including joint owners) of the Account. A check, payable to the registered owners, for the requested amount (or in an amount equal to the balance of your Account if the Account is being closed) will be mailed to the registered Account address.

WIRE REDEMPTION. You can redeem any part of your Account, subject to a $2,500 minimum, by wire transfer if you have pre-authorized the wire redemption option. Wire redemption proceeds can only be wired to the U.S. bank account you have designated on your application. To change this designation, a written request signed by all registered owners of the account, with all signatures guaranteed by a financial institution that is a member of the Securities Transfer Agents Medallion Program ("STAMP"), for example, a brokerage firm, commercial bank or other financial institution, must be submitted to the Agent Bank. Funds will be wired no later than the next business day after receipt of your wire redemption request, provided your request is received by 2:00 p.m. Eastern Time on any business day. If your designated bank is not a member of the Federal Reserve system, there may be a delay in wiring funds. Each wire transfer will incur a processing charge of $15 from the Agent Bank, and may also incur an additional charge from your bank or financial institution. The Agent Bank's records of the wire instructions are binding.

                           GE Interest Plus Committee

The GE Interest Plus Committee consists of officers of GE Capital designated by our Board of Directors. The Committee has the full power and authority to amend the Program as described under "Termination, Suspension, or Modification." The Committee may also interpret Program provisions, adopt Program rules and regulations and make certain determinations regarding the Program. The members of the Committee are our Vice Chairman and Chief Financial Officer, Senior Vice President,

Corporate Treasury and Global Funding Operation and one of our Presidents. Alternate members of the Committee may also serve from time to time. Members of the Committee receive no additional compensation for Committee services.

                     TERMINATION,SUSPENSION OR MODIFICATION

We expect that the Program will continue indefinitely, but we reserve the right at any time to suspend or terminate the Program entirely, or from time to time to modify the Program in part. We also reserve the right to modify, suspend or terminate any of the investment options and redemption options described above. Written notice of any material modification, suspension or termination will be provided to you at least fifteen days prior to the effective date. See "Certain Terms of the Notes--Modification of the Indenture."

                                      TAXES

Interest on the Notes will be taxable as ordinary income for Federal income tax purposes. No part of the taxable interest is excludable from taxable income. State and local income taxes and related reporting may also apply. You should consult your own tax advisor with respect to tax consequences which may be applicable to your particular situation. The Program is not qualified under
Section 401(a) of the Internal Revenue Code of 1986, as amended.

                                   GE CAPITAL

GE Capital was incorporated in 1943 in the State of New York, under the provisions of the New York Banking Law relating to investment companies. All of our outstanding common stock is owned by General Electric Capital Services, Inc., which is in turn wholly-owned, directly or indirectly, by General Electric Company. On July 2, 2001, GE Capital changed its state of incorporation from New York to Delaware. We operate in four separate businesses: GE Commercial Finance, GEInsurance, GEConsumer Finance and GE Equipment Management. GE Capital's principal executive offices are located at 260 Long Ridge Road, Stamford, CT 06927, telephone number (203) 357-4000.

                        CONSOLIDATED RATIO OF EARNINGS TO
                           FIXED CHARGES OF GE CAPITAL

                                                    SIX
             YEAR ENDED DECEMBER 31,            MONTHS ENDED
     1997    1998    1999    2000    2001       JUNE 29,2002
     ----    ----    ----    ----    ----       ------------
     1.48    1.50    1.60    1.52    1.72           1.61

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

                                 USE OF PROCEEDS

The net proceeds from the sale of the Notes will be added to the general funds of GE Capital and will be available for financing our operations.


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                           CERTAIN TERMS OF THE NOTES

The Notes are issued under an Indenture dated as of October 1, 1991, as amended between GE Capital and J.P. Morgan Chase Bank (formerly known as The Chase Manhattan Bank), as successor trustee. The statements under this heading are subject to the detailed provisions of the Indenture, a copy of which is an exhibit to the Registration Statements filed with the SEC covering the offering of Notes. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.

                                     GENERAL

The Notes are issuable in any amount and will mature on demand by you. The Notes are unsecured and rank equally and ratably with all other unsecured and unsubordinated indebtedness of GE Capital. Neither the Indenture, nor any other instrument to which GE Capital is a party, limits the principal amount of the Notes or any other indebtedness of GE Capital that may be issued. The Notes will not be subject to any sinking fund. The Notes will be issued in uncertificated form and you will not receive any certificate or other instrument evidencing the Notes other than the Account opening confirmation and periodic statements sent to you. All funds invested in Notes, together with interest accrued thereon, and redemptions, if any, will be recorded on a register maintained by the Servicing Agent.

                        OPTIONAL REDEMPTION BY GE CAPITAL

We may redeem, at any time at our option, all or any part of the Notes. Any partial redemption of Notes will be effected by lot, or pro rata, or by any other method that is deemed fair and appropriate by the trustee for the Notes, except that we may redeem all of the Notes held in an Account not meeting guidelines established by the GE Interest Plus Committee. We will give at least 30 days prior written notice to you if we decide to redeem your Note. The Note (or portion thereof) being so redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption, will be paid by check to the registered holder of the Note. Interest on the redeemed amount shall cease to accrue on and after the effective date of redemption.

                          MODIFICATION OF THE INDENTURE

The Indenture permits us and the trustee for the Notes, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes at the time outstanding:

o to add any provisions to or change in any manner or eliminate any of the provisions of the Indenture, or

o    to modify in any manner the rights of the holders of Notes.

However, the Indenture provides that, unless each holder agrees, we cannot:

o    change the character of the Notes from being payable upon demand,

o    reduce the principal amount of any Note, or

o reduce the 66 2/3 percentage of the aggregate principal amount of Notes needed to make any addition or modification.

                                EVENTS OF DEFAULT

An event of default with respect to the Notes is defined in the Indenture as being:

o default for 20 days in payment of any principal or interest on any Note which is not due to administrative error. An administrative error shall not be considered an event of default unless such error shall have continued uncorrected for a period of 30 days after written notice to the Agent Bank and the trustee for the Notes (with a copy to GE Capital). The trustee for the Notes to be the sole judge of whether an administrative error has been corrected;

o default for 60 days after written notice to GE Capital in the performance of any other covenant with respect to the Notes; or

o    certain events of bankruptcy, insolvency or reorganization.

Each year, the Indenture requires us to file with the trustee for the Notes a written statement as to the presence or absence of certain defaults under the Indenture. The trustee for the Notes shall, within 90 days after the occurrence of a default in respect of the Notes, give to the holders thereof notice of all uncured and unwaived defaults known to it (the term default to mean the events specified above without grace periods). The trustee for the Notes shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Notes except in the case of default in the payment of principal or interest on any of the Notes. The Indenture provides that during the continuance of an event of default, either the trustee for the Notes or the holders of 25% in aggregate principal amount of the outstanding Notes may declare the principal of all such Notes to be due and payable immediately. However, under certain conditions such declaration may be annulled by the holders of a majority in principal amount of such Notes then outstanding. The holders of a majority in principal amount of Notes then outstanding may also waive on behalf of all holders past defaults with respect to the Notes except, unless previously cured, a default in payment of principal of or interest on any of the Notes.

                             CONCERNING THE TRUSTEE

The trustee for the Notes acts as trustee under several other indentures with GE Capital, pursuant to which a number of series of senior, unsecured notes of GE Capital are presently outstanding.

                              PLAN OF DISTRIBUTION

The Notes are offered in the United States only, on a continuing basis through GECC Capital Markets Group, Inc., a wholly owned subsidiary of GE Capital, acting as agent. The offering is being made pursuant to the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. No commissions will be paid to such agent for any sales resulting from its efforts. We also may from time to time designate other agents through whom Notes may be offered. We reserve the right to withdraw, cancel or modify the offer to sell Notes at any time. We have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole, or in part.

                                  LEGAL OPINION

The legality of the Notes has been passed upon for GE Capital by the Associate General Counsel- Treasury Operation and Assistant Secretary of GE Capital.

                                     EXPERTS

The audited financial statements incorporated in this prospectus by reference to GE Capital's Annual Report on Form 10-K for the year ended December 31, 2001 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE NOT MAKING AN OFFER OF THESE NOTES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. THE INFORMATION IN THIS DOCUMENT IS CURRENT ONLY AS OF THE DATE OF THIS DOCUMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS DOCUMENT OR ANY SALE OF THE NOTES.


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Where you can get more
Information on GE Capital.................................................... 2

The GE Interest Plus Program................................................. 2

GE Capital................................................................... 6

Use of Proceeds.............................................................. 6

Certain Terms of the Notes................................................... 7

Plan of Distribution......................................................... 8

Legal Opinion................................................................ 9

Experts.......................................................................9


                                GE INTEREST PLUS


                                GENERAL ELECTRIC
                               CAPITAL CORPORATION

                                 $8,000,000,000


                              VARIABLE DENOMINATION
                                    FLOATING
                                RATE DEMAND NOTES


                               [GE CAPITAL LOGO] GE CAPITAL

                             ----------------------


              For information concerning GE Interest Plus write to:


                                GE INTEREST PLUS
                                  P.O. BOX 6294
                         INDIANAPOLIS,INDIANA 46206-6294

                                  FOR RATES AND
                             OTHER INFORMATION CALL:
                                 1-800-433-4480

                                                                      PROSPECTUS